Exhibit (e)(46)

January 11th, 2012

Scott Hiraoka

13701 Pine Needles Dr.

Del Mar, CA

92014

Dear Scott:

We are pleased to offer you the following position with Accelrys Inc. and it is our hope that you will be a part of this exciting and innovative organization.  The following will confirm the terms of our offer of employment to you:

Position/Location: You will assume the position of Vice President, Professional Services reporting directly to Mollie Hunter, Senior Vice President of Global Sales and Services. This position will be based out of the San Diego, CA headquarters.

Compensation:  Your compensation in the above position will include an annual base salary of $200,000.00, paid semi-monthly at the rate of $8,333.33 per pay period. In addition, you will be eligible to participate in our Management Incentive Plan designed to allow you to earn up to an additional 50% of your annual base salary in incentive compensation upon achievement of a combination of both corporate and individual performance objectives, this amount will be prorated for FY2012. Additionally, you will be eligible to participate in our annual employee performance review that is conducted each year.

Employment and Benefits: As an employee of Accelrys Inc., you will participate in our comprehensive employee benefits package.  Accelrys is committed to maintaining a competitive position in the employment marketplace and in doing so makes available to you the standard employee benefits package provided to US-based employees.  This will include, but is not limited to, health, disability and life insurance; participation in our 401(k) retirement savings plan; and vacation benefits.  It is understood that this offer of employment, its acceptance, or the maintenance of human resources policies, procedures, and benefits do not create a contract of employment for a specified term or guarantee of specific benefits.  Employment at Accelrys Inc. is not for a specific term and can be terminated by you or by Accelrys Inc. at any time for any reason, with or without cause.

In accordance with the Company’s drug-free workplace policy and the potential requirements of one or more Company customers whose accounts you may work on during your employment with the Company, you understand and agree that this offer of employment may be contingent upon you submitting to drug testing to be administered on behalf of the Company’s in accordance with the Company’s or its customers’ requirements and procedures and the Company’s receipt of satisfactory test results.  In addition, you also understand and agree that should you become a Company employee, you may be subject to additional drug testing based on the Company’s concerns or future customers’ assignments.  You understand that if at any time you refuse to submit to such drug testing, or if the results of the testing are not satisfactory, your employment may be terminated.

This letter supersedes any prior or contrary representations that may have been made by Accelrys Inc.  Upon acceptance of this offer, the terms described in this letter shall be the terms of your employment.

Equity Grant: Management will recommend to the Human Resources Committee of the Board of Directors (HR Committee) that you be given the opportunity to receive an option for 30,000 shares of common stock and 15,000 restricted stock units pursuant to the terms of the 2004 Employee Stock Incentive Plan.  Any offer of options or restricted stock units is subject to the written approval of the Company’s Board of Directors and such standard conditions as the Plan or the Board may impose.  The stock option will vest over a four (4) year period and the restricted stock unit grant over a three (3) year period from the later of your hire date or HR Committee approval.

Confidentiality:  Due to the nature of your responsibilities, you will be bound by the Company’s Invention and Non-Disclosure Agreement (“the Agreement”) effective upon your commencement of employment with the company.

Proposed Start Date: We would appreciate your response to our offer as soon as possible, but no later than 01/16/12 and a start date of as soon as mutually agreeable, but no later than 01/30/12.

This offer is subject to your submission of an I-9 form, to satisfactory completion of Accelrys’ reference and background check and satisfactory documentation with respect to your identification, and right to work in the United States.

I look forward to your joining the Accelrys Inc. team and your involvement in what we are confident represents an exciting and professionally rewarding venture.

Accelrys Inc.

By:	/s/ Zach Stapleton
Zach Stapleton
Recruiting Manager

Accepted by:

/s/ Scott Hiraoka
Scott Hiraoka

Start Date: